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                                                       EXHIBIT 12
                          AMOCO CORPORATION
                          __________________

           STATEMENT SETTING FORTH COMPUTATION OF RATIO OF
                      EARNINGS TO FIXED CHARGES
                (millions of dollars, except ratios)


                               Three
                               Months
                               Ended
                              March 31,      Year Ended December 31,
                                1998     1997   1996     1995    1994

Determination of Income:
  Consolidated earnings
    before income taxes
    and minority interest..     $  514  $3,771 $3,965   $2,404  $2,491
  Fixed charges expensed by
    consolidated companies.        117     452    412      406     316
  Adjustments for certain
    companies accounted for
    by the equity method...         35      66     69       25       7

  Adjusted earnings plus
    fixed charges..........     $  666  $4,289 $4,446   $2,835  $2,814

Determination of Fixed Charges:
  Consolidated interest on
    indebtedness (including
    interest capitalized)..     $   92  $  363 $  317   $  317  $  288
  Consolidated rental
    expense representative
    of an interest factor..         25     102    107       89      23
  Adjustments for certain
    companies accounted for
    by the equity method...         14       7      8        6       5

  Total fixed charges......     $  131  $  472 $  432   $  412  $  316

Ratio of earnings to
  fixed charges............        5.1     9.1   10.3      6.9     8.9